MASSACHUSETTS FINANCIAL SERVICES COMPANY
              500 Boylston Street, Boston, Massachusetts 02116-3741
                                 617 - 954-5000




                                        June 4, 2007

VIA EDGAR
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re:  Request for  Withdrawal  of  Registration  Statement  on Form N-14 for
          MFS(R)    Series   Trust   IV   File   No.    333-142772;    Accession
          No.0001104659-07-037587

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, the MFS Series Trust IV ("Registrant"), on behalf of MFS Money Market Fund, respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-14 Registration Statement (File No. 333-142772) filed with the Commission at 16:37 PM on May 9, 2007 (the "Registration Statement").

     This request for withdrawal is being made because the Registrant has decided not to acquire the assets and liabilities of the target fund at this time. No securities were sold in connection with the Registration Statement.

     Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Claudia Murphy at 617-954-5406 or the undersigned at 617-954-4340.

                                        Sincerely,



                                        SUSAN A. PEREIRA
                                        Susan A. Pereira
                                        Vice President & Senior Counsel